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                                                                  EXHIBIT (a)(4)

Warburg Dillon Read LLC
299 Park Avenue
New York, New York 10171

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
                                      of
                                 Diatide, Inc.
                                      at
                                $9.50 Per Share
                                      by
                            BXA Acquisition Company
                         A Wholly Owned Subsidiary of
                             Schering Berlin Inc.
                         A Wholly Owned Subsidiary of
                          Schering Aktiengesellschaft


 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON FRIDAY, OCTOBER 22, 1999, UNLESS THE OFFER IS EXTENDED.


                                                             September 24, 1999

To Brokers, Dealers, Banks,
Trust Companies and other Nominees:

  We have been engaged by BXA Acquisition Company, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Schering Berlin Inc., a Delaware corporation ("Parent"), which is a wholly owned subsidiary of Schering Aktiengesellschaft, a company organized under the laws of the Federal Republic of Germany ("AG"), and Parent to act as Dealer Manager in connection with the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Diatide, Inc., a Delaware corporation (the "Company"), at $9.50 per share (the "Offer Price"), net to seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 24, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

  Enclosed herewith are copies of the following documents:

    1. Offer to Purchase dated September 24, 1999;

    2. Letter of Transmittal to be used by stockholders of the Company in accepting the Offer;

    3. The Letter to Stockholders of the Company from the President and Chief Executive Officer of the Company accompanied by the Company's
  Solicitation/Recommendation Statement on Schedule 14D-9;

    4. A form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

    5. Notice of Guaranteed Delivery to be used to accept the Offer if certificates representing Shares are not immediately available or if the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary by the Expiration Date;

    6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

    7. A return envelope addressed to the Depositary.
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THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (A) THERE BEING VALIDLY
TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, ASSUMING THE PURCHASER THEN OWNED ALL THE OUTSTANDING SERIES A AND SERIES B PREFERRED STOCK OF THE COMPANY, WOULD TOGETHER REPRESENT AT LEAST A MAJORITY OF THE VOTING POWER OF THE COMPANY'S VOTING SECURITIES ON A FULLY DILUTED BASIS AND (B) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR BEEN TERMINATED.

  We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, October 22, 1999, unless extended.

  The Offer is being made pursuant to the Agreement and Plan of Merger dated as of September 17, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares held by stockholders who perfect their appraisal rights under Delaware law, Shares owned by the Company as treasury stock, and Shares owned by Parent or any direct or any indirect subsidiary of Parent) will be converted into the right to receive $9.50 in cash, or any higher price per Share paid pursuant to the Offer, without interest thereon, as set forth in the Merger Agreement and described in the Offer to Purchase. The Merger Agreement provides that the Purchaser may assign any or all of its rights and obligations (including the right to purchase Shares in the Offer) to Parent or any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve the Purchaser of its obligations under the Merger Agreement.

  The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to) such Shares, (b) a Letter of Transmittal (or a facsimile thereof), properly completed, and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2 of the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

  None of the Purchaser, Parent or AG will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosing offering materials to your customers.

  Questions and requests for additional copies of the enclosed material may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

                                      Very truly yours,

                                      Warburg Dillon Read LLC

  NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, PARENT, AG, THE COMPANY, THE DEPOSITARY, THE INFORMATION AGENT OR THE DEALER MANAGER OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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